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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE BANC CORPORATION

(Name of Issuer)

Shares of Common Stock, $0.001 per share

(Title of Class of Securities)

05944B103

(CUSIP Number)

Mark A. Lee
100 Morgan Keegan Drive, Suite 430
Little Rock, AR 72202
Tel. No.: (501) 666-4491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

— with copies to —
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

October 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05944B103

1.	Name of Reporting Person: Forest Hill Capital, LLC		I.R.S. Identification Nos. of above persons (entities only): 73-1597141

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 888,314

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 888,314

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 888,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 05944B103

1.	Name of Reporting Person: Mark Lee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 888,314

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 888,314

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 888,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 1 TO SCHEDULE 13D
          This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forest Hill Capital, LLC, a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill, relating to the common stock of The Banc Corporation, a Delaware corporation (the “Issuer”).
          This Amendment No. 1 to Schedule 13D relates to common stock of the Issuer (the “Common Stock”), purchased by Forest Hill for the account of (i) Forest Hill Select Fund, L.P., to which Forest Hill is the general partner, (ii) Forest Hill Select Offshore Fund, Ltd, to which Forest Hill acts as investment advisor, (iii) a managed account to which Forest Hill acts as investment advisor (together, the “Accounts”), and (iv) Mr. Mark Lee, the principal of Forest Hill, as filed with the Securities Exchange Commission (the “Commission”) on March 9, 2005.
          This Amendment No. 1 to Schedule 13D is being filed to amend and restate Item 3, Item 5 and Item 7. The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds
     The source of the funds for the common Stock purchased by Forest Hill was the working capital of each of the accounts. The net investment cost of the Common Stock is approximately $9,020,739.
Item 5. Interest in Securities of the Issuer
          (a) As of October 4, 2005, Forest Hill and Mr. Mark Lee beneficially own 888,314 shares of Common Stock of the Issuer, which represents 4.5% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 888,314 shares of Common Stock owned by Forest Hill and Mr. Mark Lee by (ii) 19,551,411 shares of Common Stock outstanding as of June 30, 2005 based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2005. The 888,314 shares described above are beneficially owned by Forest Hill and Mr. Mark Lee for the accounts of Forest Hill Select Offshore Fund, Ltd, Forest Hill Select Fund, L.P., and a managed account to which Forest Hill acts as investment advisor, as the case may be.
          (b) Forest Hill and Mr. Mark Lee, for the account of each of Forest Hill select Fund, L.P., Forest Hill Select Offshore Fund, Ltd, and a managed account to which Forest Hill acts as investment advisor, have the power to vote and dispose of the shares of Common Stock held by each such entity.
          The filing of this statement on Schedule 13D shall not be construed as an admission that Forest Hill or Mr. Mark Lee is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 888,314 shares of Common Stock owned by Forest Hill Select Offshore Fund, Ltd, Forest Hill Select Fund, L.P., and a managed account to which Forest Hill acts as investment advisor. Pursuant to Rule 13d-4, Forest Hill and Mr. Mark Lee disclaim all such beneficial ownership.

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the common stock within the last sixty (60) days by the Reporting Persons on behalf of the Accounts are set forth in Annex A..
          (d) Not Applicable.
          (e) As of October 4, 2005, Forrest Hill and Mr. Mark Lee ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated October 20, 2005 between Forest Hill and Mr. Mark Lee.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2005

Forest Hill Capital, LLC

By:	/s/ Mark Lee

Mark Lee, Manager
/s/ Mark Lee

Mark Lee